UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED (Registrant)

Date September 3, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:   News Release dated September 1, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS ANNOUNCES RESIGNATION OF
GEORGE L. MALPASS FROM BOARD

Kelowna, British Columbia, September 1, 2004 — Riverside Forest Products Limited (TSX: RFP) today announced the resignation, effective immediately, of George L. Malpass from its Board of Directors.

Mr. Malpass has also advised Riverside that he has concurrently resigned as a director of International Forest Products Limited, which has notified Riverside that it could have an interest in considering a potential transaction involving Riverside. Mr. Malpass resigned to avoid becoming subject to conflicting obligations to both Riverside and Interfor.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said, “We would like to thank George for his invaluable service to Riverside and its Board. We understand and respect his decision to step down from the Board at this time.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
Josh Pekarsky or David Ryan
(604) 688-4874

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904